UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

1 Harbourfront Avenue

Keppel Bay Tower #14-07

Singapore 098632

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: October 06, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 06, 2025 – Karooooo announces expected release of Second Quarter 2026 Financial Results on October 14, 2025

2